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CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

The Board of Directors

PyroGenesis Canada Inc.

We, KPMG LLP, consent to the use or our report dated March 31, 2021 with respect to the consolidated statements of financial position as of December 31, 2020, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2020, and the related notes, which report is included in the annual report on Form 40-F of PyroGenesis Canada Inc. for the year ended December 31, 2021.

March 31, 2022

Montréal, Canada

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